SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on starting negotiations of business transfer of a subsidiary (Friday, July 27, 2007)

July 27, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on starting negotiations of business transfer of a subsidiary

Kubota Corporation (hereinafter “the Company”) and Urbanex Co., Ltd. (hereinafter “Urbanex”), which is a subsidiary of Osaka Gas Group and conducts real estate business, have reached a basic agreement to start negotiations of a transfer of all the shares of Kubota Maison Co., Ltd. (hereinafter “Kubota Maison”), which is a wholly-owned subsidiary of the Company and conducts business of sales of condominiums, to Urbanex.

1. Background and outline :

(1) Background

Kubota Maison sells about three hundred condominiums under the name of “MAISON D’OR” per year mainly in Kansai area, and maintains a steady performance.

Urbanex develops its real estate business such as development of rental and sales of housings, office buildings and commercial facilities mainly in Keihanshin area (mainly in Kyoto, Osaka and Kobe city), as a real estate related subsidiary of Osaka Gas Group.

The Company, which reviews its business portfolio, and Urbanex, which intends to expand its business further, have reached an agreement to start the negotiations.

(2) Outline

The Company and Urbanex will negotiate terms and conditions of this business transfer, including two-phased transfer of all shares of Kubota Maison held by the Company, to Urbanex.

Phase 1: Transfer of 70% shares by October, 2007

Phase 2: Transfer of 30% shares by April, 2009

2. Schedules :

The Company and Urbanex will set out to conclude a final agreement in September, 2007.

[Outline of each company]

    Kubota Maison Co., Ltd.

(1)Head Office:	2-47, Shikitsu-higashi 1-chome, Naniwa-ku, Osaka, Japan

(2)Principal:	Mr. Yuji Yamaguchi, President and Representative Director

(3)Business:	Sales of condominiums

(4)Date of Foundation:	October, 2000

(5)Capital:	¥0.3 billion (at the end of March, 2007)

(6)Shareholders:	100% owned by Kubota Corporation

    Kubota Corporation

(1)Head Office:	2-47, Shikitsu-higashi 1-chome, Naniwa-ku, Osaka, Japan

(2)Principal:	Mr. Daisuke Hatakake, President and Representative Director

(3)Business:	Manufacturing and sales of farm equipment, construction machinery, pipes and environmental plants

(4)Date of Foundation:	February, 1890

(5)Capital:	¥84 billion (at the end of March, 2007)

    Urbanex Co., Ltd.

(1)Head Office:	4-2, Nakamichi 1-chome, Higashinari-ku, Osaka, Japan

(2)Principal:	Mr. Yoshinari Suzuma, President and Representative Director

(3)Business:	Rental, management, development and sales of real estate

(4)Date of Foundation:	March, 1965

(5)Capital:	¥1.5 billion (at the end of March, 2007)

(6)Shareholders:	100% owned by Osaka Gas Group

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 1, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department